Inspired Futures AI, LLC

Balance Sheets

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 57,179	$ 134,265
Inventory	2,171	2,171
Total current assets	59,350	136,436
Furniture & Equipment	2,139	2,139
Total fixed assets	2,139	2,139
Total assets	$ 61,490	$ 138,575
LIABILITIES AND MEMBERS' DEFICIT		
Credit Card	$ 1,317	$ -
Payroll liabilities	619	-
Total current liabilities	1,936	-
David Kirschbaum Loan	100,000	-
Total long-term liabilities	100,000	-
Total liabilities	101,936	-
Commitments and contingencies	-	-
Members' capital	452,261	400,000
Accumulated deficit	(492,707)	(261,425)
Total members' deficit	(40,446)	138,575
Total liabilities and members' deficit	$ 61,490	$ 138,575